PARAMOUNT RESOURCES LTD.
ANNOUNCES APPROVAL OF AMENDMENT TO NORMAL COURSE ISSUER BID

(Calgary, December 17, 2007) Paramount Resources Ltd. (“Paramount”) announces that it has made the necessary filings, and received the necessary approvals, to amend its current normal course issuer bid through the facilities of the Toronto Stock Exchange. The amendment allows Paramount to purchase an additional 248,333 common shares commencing December 19, 2007 and ending May 6, 2008, or on such earlier date as Paramount may complete its purchases under the amended bid. The amendment increases Paramount’s normal course issuer bid from 3,298,526 common shares to 3,546,859.

A total of 3,298,526 common shares have been acquired under the current bid, representing approximately 4.65 percent of the 70,937,175 common shares outstanding as of April 30, 2007 and the maximum permitted under the terms of the current bid. Pursuant to the amended bid, Paramount may acquire a total of 5 percent of the 70,937,175 common shares outstanding as of April 30, 2007 (or an additional 248,333 common shares). Paramount will acquire its common shares under the amended bid at the market price at the time of purchase, with acquired shares being cancelled.

In the opinion of Paramount’s Board of Directors, Paramount’s common shares are, from time to time, undervalued by the market, and the cost of acquiring the shares is an expense prudently incurred by Paramount to increase shareholder value.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600   Fax: (403) 262-7994